NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 2, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Dale Welcome
Andrew Blume
Patrick Fullem
Jay Ingram

RE:	AIRO Group, Inc.
Draft Registration Statement on Form S-4
Submitted April 6, 2023
CIK No. 0001971544

Ladies and Gentlemen:

On behalf of AIRO Group, Inc. (the “Company”), we are hereby responding to the letter dated May 5, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Draft Registration Statement on Form S-4 submitted on April 6, 2023 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Registration Statement on Form S-4 (the “Registration Statement”) with the Commission today, which includes revisions made to the Draft Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Draft Registration Statement. Please note that, in addition to updates made to address the Staff’s comments, the financial presentations in the Registration Statement have been updated to reflect information as of March 31, 2023. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Draft Registration Statement on Form S-4 submitted April 6, 2023

General

1.	We note your disclosure on page 26. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 29 and 88 of the Registration Statement as requested.

2.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment. In response, the Company has added risk factors addressing material risks to public warrant holders on page 70 of the Registration Statement. In addition, the Company has explained the steps it would take to notify all shareholders when the warrants are eligible for redemption on page 223, including all shareholders and beneficial owners. The Company has added disclosure relating to recent trading prices on page 223. The Company has expanded the disclosure regarding differences between public and private warrants in a risk factor on page 70 and on pages 224-225.

3.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 29 and 89 of the Registration Statement as requested.

4.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 29, 30, 88 and 89 of the Registration Statement to provide additional disclosures relating to material interests in the transaction held by the Sponsor and the Company’s officers and directors.

5.	We note your disclosure on page 56 that your governing documents waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 30, 64-65, and 90 of the Registration Statement as requested. The Company further confirms for the Staff that the Company does not believe that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected the Company’s search for an acquisition target nor will they materially impact its ability to complete the proposed Business Combination.

6.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 7,493,750 Class B ordinary shares with respect to which redemption rights were waived are held by the Registrant’s Sponsor and Chief Executive Officer. No additional consideration was provided by the Company in exchange for the waiver of these redemption rights.

7.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that on May 18, 2023, Citigroup Global Markets Inc., the underwriter in the Kernel IPO notified Kernel that it was waiving all of its rights to the deferred underwriting commission. Therefore, there is no underwriting fee payable by the Company at any redemption level in connection with the Business Combination.

8.	We note that you have entered into a forward purchase agreement. Please revise to disclose all the material terms of the agreement. Also, revise to disclose the potential impact of the agreement on non-redeeming shareholders. Revise the risk factors section accordingly. File the agreement as an exhibit to this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 11 and 86-87 of the Registration Statement to disclosure the material terms of the forward purchase agreement. Additionally, the Company has filed the agreement as Exhibit 10.8 to the Registration Statement.

9.	We note your disclosure on page 37 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 43 of the Registration Statement to provide additional disclosure regarding the current and anticipated impact of the conflict in Ukraine on the Company’s business.

10.

We note section 5.7(e) of the business combination agreement appears to indicate the financial projections of the target companies were delivered to you. If applicable, please revise to disclose the projections and all material assumptions underlying them and how your board considered them. Also revise to discuss when the projections were prepared, who prepared them and when they were provided during the course of negotiations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 99-100 of the Registration Statement as requested.

11.	We note section 9.3 of your warrant agreement contains an exclusive forum provision. Clarify whether the exclusive forum provision applies to actions arising under the Securities Act, and tell us how you will inform investors whether the provision applies to the Securities Act. Please revise to include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 225 of the Registration Statement to discuss Section 9.3 of the Warrant Agreement to disclose the application of the provision to the Securities Act claims, as requested. The Company has also added a risk factor on page 71 of the Registration Statement regarding this provision.

12.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, VKSS Capital, LLC, is not currently controlled by nor has substantial ties with non-U.S. person(s). Additionally, all officers and directors of the Company are U.S. citizens and U.S. residents. The current owner of VKSS Capital, LLC, is the Chief Executive Officer of the Company, and to the extent additional investors are brought in, we are informed they will all be U.S. citizens.

Questions and Answers about the Proposals for Stockholders

What happens if a substantial number of the Public Shareholders vote in favor..., page 17

13.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19 of the Registration Statement to disclosure the potential impact of redemption on the per share value of the shares across a range of redemption scenarios.

Selected Historical Financial Information of AIRO, page 29

14.	It appears that the historical periods prior to the April 1, 2022 reverse recapitalization between AIRO Group Holdings (“AIRO”) and Aspen Avionics (“Aspen”) should reflect the historical financial information of Aspen, as AIRO’s predecessor. Please revise your presentation or tell us why you believe your current presentation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 33 of the Registration Statement. The Company has revised its disclosures in the Registration Statement to include its December 31, 2022 audited consolidated financial statements and interim condensed consolidated financial statements for the quarter ended March 31, 2023. The prior year comparative figures for the quarter ended March 31, 2022 reflect Aspen’s historical financial information.

Risk Factors

The Sponsor or Kernel’s directors, executive officers or advisors…, page 53

15.	We note the disclosure on page 53 that the SPAC sponsor and affiliates “may” purchase SPAC securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and makes reference to the Tender Offer Compliance and Disclosure Interpretation Question 166.01 (March 22, 2022) that sets forth parameters relating to purchases by a SPAC sponsor or its affiliates outside of the redemption offer. In connection with the Staff’s comment, the Company has revised the disclosure on page 30 and the related risk factor on a page 60.

The Company agrees and confirms that any purchase of Kernel’s securities will comply with the conditions indicated in C&DI Question 166.01. In the revised disclosure on the above referenced pages, the Company discloses that any public shares purchased by Kernel’s Sponsor or affiliates of Kernel will (i) be purchased at a price no higher than the price offered through the SPAC redemption process, (ii) not be voted in favor of the business combination transaction and (iii) not have redemption rights, or such rights would be waived.

The Company also respectfully informs the Staff that, in the event of such purchase, Kernel intends to file on a Form 8-K the requisite information outlined in C&DI Question 166.01.

Interests of Kernel’s Directors and Officers and Others in the Business Combination, page 75

16.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 29-30 and 88 of the Registration Statement to disclose the interests that the Sponsor has at risk that depend on the completion of a business combination, including loans between the Company and the Sponsor.

17.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 29 and 88 of the Registration Statement to provide additional disclosures regarding the Sponsor’s ownership interest in the target company.

Timeline of the Business Combination, page 78

18.	Please clarify the basis for the initial $600 million valuation. If the SPAC board conducted any material analysis in connection with its negotiations regarding the valuation of AIRO Group Holdings, Inc., discuss the material features of that analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page(s) 93-100 of the Registration Statement as requested to provide a description of the process of the Company’s Board in evaluating and negotiating with AIRO Group Holdings, Inc.

19.	We note Kernel agreed to the final valuation of $770 million. Please revise to disclose all material factors that the Kernel board relied upon in agreeing to the current valuation. Explain the quantitative factors regarding why the valuation increased from what was initially offered. Also, discuss in greater detail the discounted cash flow analysis mentioned on page 79.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 93-100 of the Registration Statement to include additional disclosures relating to the Kernel Board’ decision to agree to the current valuation.

20.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 93 - 94 of the Registration Statement as requested.

Certain Material U.S. Federal Income Tax Considerations…, page 80

21.	We note your disclosure here and in the business combination agreement indicating that the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please file a tax opinion that addresses each material tax consequence discussed in this section. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 80 to reflect the fact that the discussion reflects the opinion of counsel. Also, revise your disclosure on page 16 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed a short form tax opinion as exhibit 8.1 to the Registration Statement. The Company also advises the Staff that it has revised its disclosures on pages 16 and 101 of the Registration Statement to clarify that the discussion in the sections “What are the federal income tax consequences of exercising my redemption rights?” and “Shareholder Proposal No. 1: The Business Combination Proposal — Certain Material U.S. Federal Income Tax Considerations of the Redemption,” insofar as it relates to matters of United States federal tax law and regulations or legal conclusions with respect thereto, reflects the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Kernel, as to the material U.S. federal income tax consequences of the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 97

22.	Your disclosures on pages 98 and 104 state that the pro forma adjustments include a contingent consideration expense related to the Aspen Management Carveout Plan. Please tell us where this expense has been reflected in your pro forma financial statements. If the arrangement is structured in such a manner that significantly different results may occur, provide additional pro forma presentations which give effect to the range of possible results. See Rule 11-02(a)(10) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 134 of the Registration Statement as requested. Please see revised pro forma adjustments (cc) and (dd) on page 134 of the Registration Statement.

Earnout Shares, page 105

23.	We note that AIRO’s stockholders and sponsor, after the closing of the business combination, have the contingent right to receive “earnout shares” with an aggregate value up to $330 million and $33 million, respectively. Please address the following comments related to the earnout share arrangement:

●	Tell us in sufficient how you determined the earnout shares should not be classified as liabilities under ASC 480. We note that the shares issued appear to be based on a fixed monetary amount depending on specific revenue and EBITDA thresholds.

●

With respect to your analysis under ASC 815-40, your disclosure on page 106 states that the earnout share arrangement contains contingencies involving “the daily volume weighted average stock price on the basis of a specific price per share.” However, it appears that the exercise contingency is based on future operating results, specifically revenues and EBITDA. Please clarify your disclosures accordingly.

●	You disclose on page 106 that “in absence of dilutive activities, there will be either zero or 19 million shares issuable under the Earnout Share arrangement.” As this sentence appears to conflict with the potential scenarios discussed in items (i) through (vi) on pages 105-106, clarify your disclosures accordingly. Also tell us how the 19 million shares was determined and how it relates to the $330 million and $33 million amounts referenced above.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that of primary consideration for the Company in applying the technical accounting considerations for the earnout shares was if the financial instrument meet the “own equity” scope exception in ASC 815-10-15-74(a).  AIRO noted that revenue and EBITDA of the issuer is an exercise contingency that does not preclude equity classification.  AIRO noted that since this arrangement only provides for two potential settlement alternatives (either no shares are issued or a fixed number of shares are issued), it would be analyzed under step one of the indexation guidance.  Management further considered whether the earnouts represent liabilities under ASC 480-10-25-14.  As the shares and price are fixed and as in no event will the Company to be obligated to pay the holders any cash consideration, the earnouts are not liabilities in accordance with ASC 480.  Further, the Company revised the disclosure as to the shares issuable and corresponding exercise contingency under the Earnout Shares arrangement.

2. Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 107

24.	Please address the following comments related to pro forma adjustment (5) disclosed on page 111:

●

Your disclosures discuss debt and contingent consideration “expected to be renegotiated” and your “intent to convert” debt into equity. Tell us and disclose if there are existing signed agreements related to these transactions and if you can unilaterally convert the debt. To the extent you do not have arrangements in place and/or you cannot unilaterally cause debt conversion, revise your disclosures to remove the pro forma effect of these adjustments.

●

Expand your disclosures to specifically identify and quantify the debt and contingent payments due at closing, to quantify the amounts expected to be renegotiated, and to indicate how you intend to account for payment deferrals and the issuance of contingent consideration. Additionally, clarify where the amounts due at closing and amounts due after closing are classified on the pro forma balance sheet.

●	Tell us and disclose what the $62.7 million adjustment to accumulated deficit specifically represents.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that AIRO Group Holdings, Inc. is currently negotiating with holders of certain debts and recipients of certain of the contingent consideration to convert a portion of such debts and consideration into equity of AIRO Group Holdings, Inc. prior to the closing of the Business Combination. Those discussions are ongoing, and no signed agreements are yet in place. The Business Combination Agreement includes a closing condition that the “Imminent Net Debt” of AIRO Group Holdings, Inc. – which is defined as Indebtedness payable within 180 days of the closing date - be no greater than $50 million. If AIRO Group Holdings, Inc. cannot successfully negotiate a deferral and/or conversion of portions of its debt and contingent consideration payable into equity, then its Imminent Net Debt will exceed $50 million and the Business Combination will not close unless Kernel Group Holdings, Inc. agrees to waive the Imminent Net Debt closing condition. Thus, the Company respectfully advises the Staff that it has not revised its presentation to remove the pro forma effect of such adjustments, as in the event there are no such adjustments, the transaction will not close.

The Company also advises the Staff that it has revised its disclosures in note (5) to the pro forma condensed combined balance sheet on page 133 of the Registration Statement to further identify and quantify the debt and contingent payments due at and after closing and what is expected to be renegotiated.

Further, the Company advises the Staff that it has revised its disclosures in adjustment (dd) on page 134 of the Registration Statement to clarify the adjustment to accumulated deficit in the pro forma condensed combined financial statements.

25.	Please address the following comments related to pro forma adjustments (6) and (8) disclosed on page 112:

●	Tell us and disclose the specific nature and pertinent details of the “unencumbered cash provided by Kernel in an equity transaction at closing,” the $25 million convertible debt issuance and the conversion of debt to equity.

●	Similar to our comment above, tell us if there are existing signed agreements related to these transactions and if you can unilaterally convert the debt. To the extent you do not have arrangements in place and/or you cannot unilaterally cause debt conversion, revise your disclosures to remove the pro forma effect of these adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on page 134 of the Registration Statement. The Company further respectfully advises the Staff that it is a closing condition of the Business Combination Agreement that the Company deliver $50 million in unencumbered cash at Closing. In the event AIRO raises capital prior to the closing of the Business Combination, Kernel is credited fifty percent (50%) of such amount toward achievement of the $50 million unencumbered cash closing condition. Capital raise discussions are ongoing at both Kernel and AIRO, and no signed agreements are yet in place. However, if Kernel cannot raise $50 million (as may be adjusted upon an AIRO raise), the Business Combination will not close unless AIRO agrees to waive the unencumbered cash closing condition. Thus, the Company respectfully advises the Staff that it has not revised its presentation to remove the pro forma effect of such adjustments, as in the event there are no such adjustments, the transaction will not close.

26.	It does not appear that you have appropriately reflected pro forma adjustment (7) on the face of the pro forma balance sheet. It appears under Scenario 1 that the $18 million adjustment should be an increase to additional paid-in capital and it appears under Scenario 3 that the sign of the accumulated deficit adjustment should be reversed. Please revise your disclosures or tell us how your current presentation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amount of Loan and Transfer/Subscription agreements currently amounts to $2,600,000 and that the amount of issued shares at close will be 2,600,000, at $10,00 a share, which will result in a $26,000,000 adjustment for the value of the shares. The Adjustment has been changed to increase additional paid-in capital (Credit) and decrease accumulated deficit (Debit) for $26,000,000 (7). Additionally, the pro forma condensed combined statement of operations for the year ended December 31, 2022, will show an expense in the amount of $26,000,000 for the same transaction (hh).

27.	Please address the following comments related to the Meteora Backstop Agreement:

●	Tell us in sufficient detail how you determined the agreement should be accounted for as an asset under ASC 480.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company evaluated the Forward Purchase Agreement under ASC 480-10 to determine whether it represents an obligation that would require the Company to classify the instrument as a liability (or an asset in some circumstances) at its fair value.

Management considered the Forward Purchase Agreement and determined that the Forward Purchase Agreement does conditionally obligate the Company to buy back some or all of its shares. On the Valuation Date, the Escrow Agent shall transfer to the Seller an amount in cash equal to the product of (x)(i) the Number of Shares less (b) the number of Terminated Shares (the “Matured Shares”) multiplied by (y) the Initial Price. The Seller shall transfer to the Escrow Agent for the benefit of the Counterparty the Number of Shares that remain in the Transaction less the Maturity Shares and the Penalty Shares. Accordingly, the Company may become contingently obligated to repurchase the outlined shares and transfer cash from the escrow account. As such, this criterion is met.

The payment made to Meteora for purchasing the shares and the corresponding obligation to return the payments to the Company after the sale of shares creates a receivable.

●	Tell us what consideration you gave to accounting for the agreement as a hybrid instrument consisting of a loan and an embedded forward purchase contract, with the contract possibly requiring bifurcation as an embedded derivative under ASC 815 or reflected as a reduction of equity under ASC 505-10-45-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company reviewed both ASC 480 and ASC 815. Based on the evaluation, the Forward Purchase Agreement was within the scope of ASC 480-10-25-8. The Forward Purchase Agreement meets the criteria that at inception the equity contract embodies an obligation to buy back the issuer’s equity shares by transferring assets, and thus no further evaluation was necessary.

●	Explain how you intend to account for the agreement throughout its existence. Provide us with illustrative journal entries that summarize your accounting treatment for the agreement at its outset, during its term, and at maturity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company reviewed both ASC 480 and ASC 815. Based on the evaluation, the Forward Purchase Agreement was within the scope of ASC 480-10-25-8. The Forward Purchase Agreement meets the criteria that at inception the equity contract embodies an obligation to buy back the issuer’s equity shares by transferring assets, and thus no further evaluation was necessary.

The Company will follow the guidance of ASC 480-10-55-2 – Paragraph 480-10-05-5 explains that the monetary value of the financial instrument varies in response to changes in market conditions depends on the nature of the arrangement, including in part, the form of settlement.

At each measurement period the Company will use a third party provider to evaluate the agreement under the Binomial Option Pricing Method which makes use of the Binomial Lattice Model for valuation.

The assumptions would include current equity value, risk-free rate, term and volatility.

Accounting Example:

Journal Entry 1: Deposit of Cash from Trust

Cash	Debit
Cash from Trust	Credit

Journal Entry 2: Payment to Meteora for shares purchased.

Forward Purchase Receivable	Debit
Cash	Credit

Journal Entry 3: Payment of Shortfall shares from Meteora

Cash	Debit
Forward Purchase Receivable	Credit

Journal Entry 4: Adjustment for Fair Value (each measurement period)

Fair Value Adjustment (Expense)	Debit
Forward Purchase Receivable	Credit

Journal Entry 5: Payments from Meteora

Cash	Debit
Forward Purchase Receivable	Credit

Journal Entry 6: Payment to Meteora at Termination of Contract (if any shares are repurchased)

Fair Value Adjustment (Expense)	Debit
Cash	Credit

●

Based on your table on page 110, it appears you reflected a valuation adjustment loss of approximately $28.5 million within your pro forma financial statements. Tell us in further detail the nature of this adjustment and why it is necessary. If applicable, clarify why a day one loss is required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the adjustment in the current pro forma condensed combined financial statements is $21.4 million. This adjustment was necessary because the fair value evaluation was less than the amount paid to Meteora. The Binomial Option Pricing Method evaluates the probability of the Company receiving the amount paid to Meteora at close over term of the agreement (three years) as less than 100% on day one. This is evaluated at each measurement period.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 112

28.	Please tell us and revise your pro forma adjustment (dd) and (ff) disclosures to explain insufficient detail the nature of each item within these adjustments and to quantify the individual components.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 134 of the Registration Statement as requested.

29.	Please revise to include sources and availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K. We note your disclosure on page 137 regarding the agreement with a major avionics manufacturer. Please disclose the material terms of this agreement and file the agreement as an exhibit to this registration statement or advise. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 170 of the Registration Statement to provide additional disclosure regarding sources and availability of raw materials.

In addition, the Company has further revised the disclosures on page 158 regarding the agreement with the avionics manufacturer to remove reference to such agreement. While Aspen previously had an agreement for such orders, all orders under that referenced agreement have been completed. Aspen may enter into such similar agreements in the future but at present there are no active agreements. Thus, such prior agreement is not material to the present and future business of the Company and the Company has not filed it as an exhibit to the Registration Statement.

30.	We note you entered into multiple promissory notes. Please disclose the material terms of each promissory note, including the interest rate and maturity date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 149 of the Registration Statement to provide additional disclosure regarding the referenced promissory notes.

Business of AIRO

Products and Services, page 136

31.	We note your disclosure here and on page 171 that the U.S. military recently issued two large long-term contracts. If true, revise to disclose the company became an approved provider under the two contracts. In addition, clarify the nature of the contract, including the duration.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on pages 160 and 193 of the Registration Statement to provide additional disclosure regarding the referenced military contracts.

Business of AIRO

Plan of Operations, page 149

32.	We note a number of disclosures in this section that indicate the company intends to use a portion of proceeds from the initial public offering. Also, we note your disclosure on page 195 and 222 that certain payments are to be made and promissory notes are to be issued upon the completion of the IPO. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures throughout the “Business of AIRO” section of the Registration Statement to remove the references to an AIRO IPO and clarify the payments to be made upon closing of the Business Combination.

Business of AIRO

Intellectual Property and Brand Protection, page 158

33.	Please disclose the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 180 of the Registration Statement to include the duration of its various patents.

Canadian Operations, page 178

34.	We note your disclosures that Jaunt expects to receive a letter of intent or letter of support from the Quebec government by fall 2022. Please update this disclosure in a future amendment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 200 of the Registration Statement to reflect its anticipated timing for the letter of intent with the Quebec government.

Factors Affecting Comparability of Results

1. Completion of Business Combinations, page 181

35.	We note your disclosures on pages 181 and F-50 that the condensed consolidated interim financial statements of AIRO Group Holdings reflect the results of operations for nine months of Aspen Avionics, the predecessor and accounting acquirer, and the operating activity for Agile Defense, AIRO Drone, Jaunt, and Sky-Watch from their respective transaction closing dates. Considering the first quarter closing dates of these acquisitions pre-date Aspen’s April 1, 2022 recapitalization transaction, please clarify why these acquisitions have been reflected in the interim financial statements from the transaction closing dates and not from April 1, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that of primary consideration for the Company in applying the technical accounting considerations was the economic substance and singular transactional view of the Put-Together Transaction arrangement. Under the conclusion of Aspen Avionics as the accounting acquirer, the consolidation date for the Acquired Companies was determined with respect to the transaction closing dates for the individual Acquired Companies and the application of the acquisition method under ASC 805-10-05-4. As the control criteria for consolidation of the Acquired Companies is met under ASC 810 Consolidation as of the acquisition dates, Aspen Avionics, as the accounting acquirer and reporting entity, includes the results of the Acquired Companies from the respective acquisition date of each acquired entity forward for all periods presented after April 1, 2022. The Company has revised its disclosures in the Registration Statement to include its December 31, 2022 audited consolidated financial statements and interim condensed consolidated financial statements for the quarter ended March 31, 2023. The prior year comparative figures for the quarter ended March 31, 2022 only include Aspen and thus we have added financial statements of Coastal Defense, Inc. (acquired April 2022) for the quarter ended March 31, 2022.

Factors Affecting Comparability of Results

2. COVID-19 Impact, page 181

36.	We note that you have experienced supply chain disruptions as a result of the pandemic. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 204 of the Registration Statement to clarify that all pandemic-related supply chain disruptions have been resolved and outline the various steps the Company has taken to mitigate the impact of any future disruptions, though none are anticipated at present.

Factors Affecting Comparability of Results

3. Bridge Financing, page 183

37.	We note you are in extension discussions with lenders with trigger dates that have passed. Please update your disclosure regarding these discussions in a future filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 205 of the Registration Statement to reflect the current status of its extension discussion with the single remaining lender who has not extended its trigger date.

Liquidity and Capital Resources

Other Commitments, page 193

38.	We note you entered into a commercialization agreement with Centro Italiano Richerche Aerospaziali. Please revise to disclose the material terms of the agreement, including amounts paid to date, future potential payments, royalty provisions, term and termination provisions. Also, file the agreement as an exhibit to this registration agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures to remove reference to the agreement with CIRA. The Company respectfully advises the Staff that it deems the referenced agreement immaterial to a reasonable investor due to the small magnitude of the royalty payments made under the license arrangement, which totaled $39,756 in the year ended December 31, 2022, as compared to the overall Business Combination transaction value of approximately $770 million. Sales of the products for which the royalty is paid have steadily declined over time and are unlikely to exceed 2022 levels. Both the royalty amount and the total revenue from the underlying product sales (approximately $80,000 in 2022) do not have a material impact on the financial statements of Aspen or its parent company AIRO, and as such the Company has not filed the agreement as an exhibit to the Registration Statement.

39.	We note your disclosure as of September 30, 2022, you had related party borrowings of $2.5 million. Please revise your related party transaction section to include the borrowings of $2.5 million or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 232 of the Registration Statement to reflect the related party borrowings as of March 31, 2023.

Executive Officers and Directors After the Business Combination, page 204

40.	Please revise your disclosure regarding the background and history of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. Specifically ,revise your disclosure to describe the business experience, principal occupations and employment, of the named executive officers and directors during the past five years, including the dates and duration of their employment. Refer to Item 18(a)(7)(i) of FormS-4, which refers to Item 401 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 213-215 of the Registration Statement as requested.

Description of Kernel’s and ParentCo’s Securities, page 212

41.	Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 221 of the Registration Statement required by Item 201(b) of Regulation S-K as requested.

Beneficial Ownership of Securities, page 217

42.	Please disclose the natural person or persons who exercise the voting and/ or dispositive powers with respect to the securities owned by Glazer Capital, LLC, Saba Capital Management, L.P., Saba Capital Management GP, LLC, and Fir Tree Capital Management LP as required by Item 18(a)(5)(ii) of Form S-4, which refers to Item 6 of Schedule 14A, which requires disclosure pursuant to Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 229 of the Registration Statement as requested.

Financial Statements, page F-1

43.	Please revise your registration statement to include interim pre-acquisition financial statements, as of and for the three months ended March 31, 2022, for AIRO Group Holdings prior to the April 1, 2022 recapitalization transaction with Aspen Avionics and also for Coastal Defense Inc. Refer to Rule 8-04 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added the interim financial statements as of and for the three months ended March 31, 2022, for AIRO Group Holdings and Coastal Defense as requested. Please see pages F-116 – F-166 of the Registration Statement.

AIRO Group Holdings – Interim Financial Statements, page F-44

44.	Please update your financial statements and related information throughout the registration statement. Refer to Rule 8-08 of Regulation S-X for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its financial statements as requested to include audited consolidated financial statements for the year ended December 31, 2022 and interim condensed consolidated financial statements for the three months ended March 31, 2023. Please see pages F-45 to F-115 of the Registration Statement.

45.	We note that AIRO Group Holdings and Aspen Avionics combined in a reverse recapitalization with Aspen determined to be AIRO’s predecessor. Accordingly, it appears that the financial statements reflected in the financial statements preceding the April 1, 2022 combination date should be those of Aspen. Please revise your historical financial statements accordingly, as well as your pro forma financial statements, or advise us how your current presentation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure of both historical financial statements as well as pro forma financial statements. The Company further advises the Staff that of primary consideration for the Company in applying the technical accounting considerations was the economic substance and singular transactional view of the Put-Together Transaction arrangement. Under the conclusion of Aspen Avionics as the accounting acquirer, the consolidation date for the Acquired Companies was determined with respect to the acquisition dates for the individual Acquired Companies and the application of the acquisition method under ASC 805-10-05-4. As the control criteria for consolidation of the Acquired Companies is met under ASC 810 Consolidation as of the acquisition date, Aspen Avionics, as the accounting acquirer and reporting entity, includes the results of the Acquired Companies from the respective acquisition date of each acquired entity forward for all periods presented after April 1, 2022. The prior year comparative figures for the quarter ended March 31, 2022 only include Aspen and thus we have added financial statements of Coastal Defense, Inc. (acquired April 2022) for the quarter ended March 31, 2022.

2. Put-Together Transaction, page F-66

46.	We note your disclosure on page F-69 that the promissory notes issued as consideration for the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc. (“CDI”) were not included in the determination of consideration paid due to the notes being contingently payable upon IPO effectiveness or completion of a SPAC merger. In helping to clarify how your accounting treatment complies with the guidance in ASC 805-30-25-5 and ASC 805-30-30-7 requiring contingent consideration to be recognized at its acquisition-date fair value, please tell us in further detail the pertinent terms of your contingent consideration arrangements. Ensure that you discuss why such features were included in the acquisition agreements and why the sellers would agree to such terms, especially when considering the contingent events are beyond their control. Also specify if the sellers receive anything in return if the contingent events never occur. Lastly, please summarize your historical and planned accounting treatment for each contingent consideration arrangement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in establishing the contingent consideration arrangements, the merger partners worked together over an extended period of time in the process of coming to agreement with the individual entity merger agreement terms as well as the overall terms of the Put-Together arrangement and organization. This included the negotiation of the contingent consideration in the form of contingent promissory notes for certain of the mergers.

In the form of the overall plan, all of the parties entered into a single base merger agreement as a unified approach to the creation of the Put-Together Transaction and organization. The Acquired Companies received primarily AIRO Group Holdings common stock as transaction consideration, but certain entities also agreed to contingent promissory notes as consideration subject to an IPO or SPAC transaction as acknowledgement that the combined entity had more opportunity and value than the value of the individual entities had they not combined, and therefore the contingent portion could only be realized by an IPO or SPAC transaction. The Company determined the overall valuation of the enterprise to be $732.8 million inclusive, which contemplated the contingent promissory notes. The estimated fair value of the contingent promissory notes and other debt of $84.6 million was deducted from the determined enterprise value to arrive at the $648.2 million equity value from which the share price of $22.95 used in the merger equity exchanges was determined.

In contemplation of the risk of an IPO or SPAC transaction not occurring, the parties originally agreed to a clause in all of the merger agreements that provided AIRO with the right to rescind the consummated mergers if a IPO or SPAC transaction did not occur by a certain date. This clause was waived in a subsequent amendment to the merger agreements as the parties increased their confidence that the Put-Together Transaction, inclusive of the IPO offering, would succeed. The parties agreed to remove the rescission clause as the organizational stability and commitment uncertainty created by the clause affected the ability of the Company to attract additional stakeholders to the transaction and obtain financing to support the organization in the period leading up to the completion of the IPO.

Should an effective IPO or SPAC transaction not be executed, the sellers will not receive payment under the contingently payable promissory notes or have any right to other alternative consideration.

47.	We note that you issued shares of your common stock as partial consideration in the acquisitions of Sky-Watch, Jaunt Air Mobility LLC, and CDI. Please tell us and disclose how you determined the fair value of your common stock on each acquisition date, including the significant factors, assumptions, and methodologies you used. Please also address the following items:

●	Tell us if your common stock valuations applied a marketability discount and how you determined the discount.

●	Tell us if the common stock issued in the acquisitions of Jaunt on March 10, 2022, Sky-Watch on March 28, 2022, and CDI on April 26, 2022 were recorded using the same per-share fair value. If so, clarify if the valuations were based on the expected valuation of the combined put-together entity and how you determined a single valuation was appropriate for all three acquisitions.

●	Tell us the methodology used to allocate your valuations between your preferred and common stocks. If allocations were not deemed necessary, explain in sufficient detail the reasons for such determination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the valuation approach applied followed that of the overall transaction design of the Put-Together Transaction in creating a combined entity. The equity exchanges in the Put-Together Transaction considered the contributions of the Acquired Companies in relation to one another and the created combined entity. The equity of the Company received by the sellers of each of the Acquired Companies represented this contribution of value for the respective Acquired Companies.

The common stock issued in the acquisitions of Jaunt, Sky-Watch and CDI were determined to be of the same fair value per share based on the overall transaction design, value, and the relative proximity of dates in the closings of the mergers. The merger agreements for each of the entities reflected the overall transaction design, with the inclusion of the Proforma Put-Together Capital Table reflecting each of the component mergers, whether they had occurred or not occurred, by the individual entity merger closing date.

The Put Together Transaction was agreed to in October 2021 and it then took time to paper and sign all of the merger transactions, complete diligence efforts and finalize some of the terms in the individual merger transactions. The process was also delayed due to resource issues which also prevented the ability to close all of the transactions at the same time. There was no change to the agreed upon pricing of the combinations.

The Company respectfully advises the Staff that allocations of value between preferred and common stocks were not necessary for the successor company (AIRO Group Holdings, Inc. or “Holdings”). The Company is chartered to only issue common stock in its certificate of incorporation. The preferred stock on the balance sheet as of December 31, 2021 is the legacy preferred stock of Aspen Avionics as the reporting entity. The preferred stock of Aspen Avionics was converted to common stock on March 31, 2022 immediately prior to the merger with Holdings and all of the Aspen Avionics common stock was converted to Holdings common stock in the merger of the two entities.

4. Revolving Lines of Credit and Long-Term Debt

Impact of Restructuring – Debt Conversions, page F-76

48.	Your disclosure indicates that the terms of the 2022 Notes, 2019 Notes, and 2018 Notes were revised so that the holders would receive a fixed cash payment at the closing of an IPO or a merger with a SPAC, that the notes are no longer convertible into redeemable convertible preferred stock, and that such changes were accounted for as a debt modification. Please address the following related comments:

●	Tell us how you determined this transaction qualified as a debt modification, rather than a debt extinguishment, under the guidance in ASC 470-50-40-6 through -12. Provide us with your present value cash flow analysis that supports your accounting treatment. Confirm that you performed your 10% test on a lender-by-lender basis and clarify how you treated any put and call options on the underlying debt.

●	Tell us in sufficient detail how you determined that the eliminated conversion option was not substantive and how your accounting treatment complied with ASC 470-50-40-10(b) and ASC 470-20-40-9(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it determined this transaction qualified as a debt modification, rather than a debt extinguishment, under the guidance in ASC 470-50-40-6 through -12 as follows:

Under ASC 470-50-40-6 an exchange of debt instruments with substantially different terms is a debt extinguishment and is accounted in accordance with ASC 405-20-40-1. Under ASC 470-50-40-10 if the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different unless one of two circumstances apply. One of these circumstances (“Condition b”) is that if a modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. Evaluating if an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument is addressed by the guidance of ASC 470-20-40-7 through 40-9.

Under ASC 470-20-40-7 a substantive conversion feature is at least reasonably possible of being exercised in the future. ASC 470-20-40-9 provides four methods that may be helpful in assessing whether a conversion feature is substantive. These methods include the (a) comparison of the fair value of the conversion feature relative to the fair value of the debt instrument, (b) the effective annual interest rate of the debt instrument in comparison to a debt instrument without a conversion feature, (c) the fair value of the debt instrument relative to an instrument for which the conversion option is not contingent, and (d) qualitative evaluation of the conversion provisions.

Debt that was exchanged originated from issuances under the 2018 Note and Warrant Purchase Agreement (the “2018 Notes”), the 2019 Note Purchase Agreement (the “2019 Notes”), the 2022 Note Purchase Agreement (the “2022 Notes”), and Notes issued under the partial exercise of a put option held by Accord Software and Systems, Inc. which are governed by the terms of the 2018 Notes except that they were not convertible (the “2018 Notes – Put”).

To determine if the conversion feature was substantive for the convertible debt issuances (the 2018 Notes, 2019 Notes and 2022 Notes), management compared the fair value of the prospective issuances of equity under the original conversion terms of the debt to the fair value of the fixed payment debt that the original debt was exchanged for. The convertible debt was convertible into Series E Preferred Stock of Aspen (“Series E”) at $1.00 per share. The amount convertible consisted of the original principal of the debt plus unpaid interest on that principal (the “Aggregate Amount”), which totaled $7,524,286 and was convertible to 7,524,286 shares of Series E. The assumed conversion of the debt to 7,524,286 shares of Series E would aggregate 15,900,897 shares of Series E when combined with the already outstanding 8,376,611 shares of Series E. The Series E have a liquidation preference of $2.50 per share, which aggregates to a total liquidation preference value of $39,752,243. The Series E are fourth in preference in the distribution matrix for the liquidation proceeds of Aspen used in assigning the shares in the Company to the Aspen equity holders. After allocating the value of the merger consideration to the Aspen shareholders based on the order of preference, approximately $24.8 million would be available for distribution to the Series E holders.

Of the $24.8 million, the shareholders from the assumed Series E debt conversions would have received approximately $11.8 million in value from the merger consideration which translates into 512,287 shares of the Company’s common stock based on the common stock fair value of $22.95 per share. The fixed payment amount associated with the exchanged debt was determined based on the original note terms for the payment in full on maturity, which is 200% of the Aggregate Amount on the maturity date, and included accruable interest through June 30, 2022 as part of the Aggregate Amount before applying the 200% multiplier.

The attributable fixed payment amount for the convertible debt is approximately $15.3 million. The debt had a portfolio discount rate of approximately 12.5% based on the current carrying value in comparison to the fixed payment amount to the maturity date of January 15, 2023. The fair value of the debt was determined using a present value calculation, resulting in a fair value of $13.6 million. When comparing the fair value of the conversion feature of $11.8 million, the fair value of the debt exceeded the fair value of the conversion feature and, therefore, the conversion feature was deemed not substantive. Further, Condition b under ASC 470-50-40-10 was not met so the determination of a substantial change in the debt terms was made using the 10% test.

The 10% test performed on the exchanged debt, including the 2018 Notes – Put, which supports the conclusion of a debt modification based on the present value of the debt assuming immediate payback of the new instruments, is shown in the table below:

	Rolled Value of Debt	Interest to June 30 2022	Debt Converted to Preferred Stock	Total Payback Amount
Settlement of Present Value of Previous Debt:
2018 Notes	17,942,356	-	(9,849,846)	8,092,510
2022 Notes	2,016,396	-		2,016,396
2019 Notes	4,922,359	-		4,922,359
2018 Notes - Put	4,036,204	-		4,036,204
Total Settlement of Present Value of Previous Debt	28,917,316	-	(9,849,846)	19,067,470

Settlement of Present Value of New Debt:
2018 Notes	17,942,356	305,000	(10,017,282)	8,230,074	1.7%
2022 Notes	2,016,396	50,000	-	2,066,396	2.5%
2019 Notes	4,922,359	99,994	-	5,022,353	2.0%
2018 Notes - Put	4,036,204	85,492	-	4,121,696	2.1%
Total Settlement of Present Value of New Debt	28,917,316	540,486	(10,017,282)	19,440,520

% Change in Settlement Value				2.00%

Conclusion			Modification

●	Provide us with the journal entries you used to record this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the journal entries are set forth below:

Note Grouping	Functional Account	Debit	Credit
2018 Notes	Original Debt Issue	8,034,696
2018 Notes	Debt Discount	195,378
2018 Notes	New Debt Issue		8,230,074
2022 Notes	Original Debt Issue	1,071,434
2022 Notes	Debt Discount	994,962
2022 Notes	New Debt Issue		2,066,396
2019 Notes	Original Debt Issue	4,494,667
2019 Notes	Debt Discount	527,687
2019 Notes	New Debt Issue		5,022,353
2018 Notes - Put	Original Debt Issue	4,021,460
2018 Notes - Put	Debt Discount	100,236
2018 Notes - Put	New Debt Issue		4,121,696

	Hash Totals	19,440,520	19,440,520

Functional Summary:
	Original Debt Issue	17,622,257	-
	Debt Discount	1,818,262	-
	New Debt Issue	-	19,440,520
	Check	19,440,520	19,440,520

●	Clarify how you derived the “modified debt face value” amounts shown in the first column of your table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as discussed above, the modified debt face value was determined based on the original note terms for the payment in full on maturity, which is 200% of the aggregate amount on the maturity date and included accruable interest through June 30, 2022 was calculated and included in the Aggregate Amount before applying the 200% multiplier. As noted previously, the Aggregate Amount is the original principal of the debt plus unpaid interest on that principal.

Impact of Restructuring – Preferred Stock Conversions, page F-77

49.

We note that certain convertible notes were converted to Series F and Series G redeemable convertible preferred stock and accounted for as a debt extinguishment. Citing authoritative accounting guidance, please tell us how you determined that extinguishment accounting was appropriate. Clarify if the original debt was contractually convertible into preferred stock, if the conversion represented an induced conversion under ASC 470-20-40-26 and how you determined the fair value of the preferred stock converted from debt. Also explain in sufficient detail how your measurement of the extinguishment loss complies with ASC 470-50-40-1 through -3. In doing so, quantify for us the fair value of the preferred stock that was issued and the net carrying value of the extinguished debt.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fair value of the Series G and Series F Preferred Stock is as shown in the table below:

	Fair Value of Preferred Stock	Carrying Value of Debt	Extinguishment Loss
Series G Preferred

2018 Notes	10,017,282	9,768,656	248,626

Series F Preferred:

2016 Notes	4,911,850	4,820,625	91,225
2015 Notes	12,979,827	12,881,774	98,053
Fixed Put	4,234,099	4,131,129	102,970
Other debt	106,797	106,797	-

Total Series F Preferred	22,232,573	21,940,325	292,248
Total Debt Converted	32,249,855	31,708,981	540,874

The fair value of the preferred stock included the addition of interest that would have accrued from April 1 to June 30, 2022 to the carrying value of the debt exchanged. The measurement of the extinguishment loss complies with ASC 470-50-40-1 through – 3 as follows:

● ASC 470-50-40-1 references ASC 470-50-15-4 indicating that the general guidance for the extinguishment of liabilities is contained in Subtopic 405-20. The exchange of the preferred stock for the debt is accounted for as an extinguishment meeting the criteria of ASC 405-20-40-1(a)(2) as the delivery of the preferred stock represents a delivery of other financial assets.

● Under ASC 470-50-40-2 the extinguishment loss or gain is measured by the difference between the reacquisition price of debt and the net carrying amount of the extinguished debt which is recognized currently in income for the period. The Company had not elected the fair value option, making paragraph 2A not relevant to the measurement of the extinguishment.

● Under ASC 470-50-40-3 in an early extinguishment of debt through exchange for common or preferred stock, the reacquisition price of the extinguished debt is determined by the value of the common or preferred stock issued or the value of the debt – whichever is more clearly evident. In compliance with this statement, the value of the preferred stock determined based on the liquidation value of the preferred stock received by the holders was determined to represent a more clearly evident value for the transaction. Accordingly, the extinguishment loss was measured at $540,874 determined by the difference between the liquidation (fair) value of the preferred stock of $32,249,855 and the carrying value of the debt of $31,708,981.

Exhibits

50.	We note you intend to enter into employment agreements with your NEOs prior to the closing of the business combination. In a future filing, please file the employment agreements as exhibits to this registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the employment agreements as exhibits to the Registration Statement in a future filing.

51.	Please file the items listed below or advise why such items are not required to be filed:

●	Agreement with KippsDeSanto & Co. Refer to Item 601(b)(10) of Regulation S-K;

●	List of subsidiaries. Refer to Item 601(b)(21) of Regulation S-K;

●	Agreement and Plan of Merger identified on page 127 and 128. Refer to Item 601(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the listed items as exhibits to the Registration Statement.

52.	Since the business combination is to be completed more than 24 months following Kernel’s IPO, please include the Investment Company Act disclosures. See pages 14 and 15 of Kernel’s DEF14A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 74 of the Registration Statement to include an additional risk factor relating to the Investment Company Act.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker